U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON D.C. 20549

FORM 12b-25                                  SEC File Number:  0-24138
                                             CUSIP Number: 911320 20 8

                     NOTIFICATION OF LATE FILING

                             (Check One):
     [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q

     For Period Ended:   June 30, 1997
_________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
_________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________

PART I-REGISTRANT INFORMATION
_________________________________________________________________

     Full Name of Registrant       Diamond Equities, Inc.

     Former Name if Applicable     United Payphone Services, Inc.
_________________________________________________________________

     Address of Principal Executive Office, (Street and Number)

                     2010 E. University Dr., #3
_________________________________________________________________

     City, State and Zip Code

                         Tempe, Arizona 85281





_________________________________________________________________

PART II-RULES 12B-25 (B) AND (C)
_________________________________________________________________

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ]  a.   The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

     [X]  b.   The subject annual report or semi-annual
               report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  c.   The accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable.


_________________________________________________________________

PART III-NARRATIVE
_________________________________________________________________

     State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company's auditors had not finished the audited financial statements early enough for management to review the information and file by the deadline. The 10K will be filed within the fifteenth calendar day of the filing deadline.


_________________________________________________________________

PART IV-OTHER INFORMATION
_________________________________________________________________

     1. Name and telephone number of person to contact in regard to this notification

          David Westfere        (602) 921-2760

     2.   Have all other periodic reports required under
          section 13 or 15(d) of the Securities Exchange
          Act of 1934 or section 30 of the Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X] Yes     [ ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [x] Yes     [ ] No

          If so:  attach an explanation of the
          anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                        Diamond Equities, Inc.
             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: September 29, 1997      By_________________________________
                                Todd D. Chisholm, Secretary /Dir

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Part IV, item 3: explanation of significant change in results of operations from the corresponding period.

On November 15, 1996, the Company sold its payphone base and all related equipment, contracts, automobiles and nearly all furniture & fixtures to Tru-Tel Communications, L.L.C. for
$1,711,250 in cash and a note receivable of $811,250. The Company assigned the office and warehouse lease to the buyer and moved its operations to another location in Tempe, Arizona. Since
November 15, 1996, the Company has been winding down operations relative to the payphone business and has been involved in searching for new business ventures and operations to acquire in different industries. Because the Company discontinued its operations in the pay telephone industry in fiscal year 1997, the results of operations will greatly differ from that of fiscal year 1996.

     The Company had net income of $1,362,863 in the fiscal year ended June 30, 1997, compared to a net loss of $92,529 in the fiscal year ended June 30, 1996. The Company had net income attributable to its Common Stock (which gives effect to dividends accrued during such fiscal year on the Company's issued and outstanding Series A 6% Preferred Stock) of $1,253,807 during the fiscal year ended June 30, 1997, compared to a net loss attributable to its Common Stock of $201,585 in the fiscal year ended June 30, 1996. The difference in net income for the year ended June 30, 1997 is largely due to the gain recognized on the sale of the operations of
$1,688,750.

     The Company's gross revenues from the discontinued operations decreased to $835,857 in the fiscal year ended June 30, 1997, compared to $2,127,574 in the comparable prior period, a decrease of 61%. Interest income increased to $98,076 in the fiscal year ended June 30, 1997, compared to $2,995 in the comparable prior period, due to the increase in cash and notes receivable.
The Company's cost of sales decreased by 65%, or to $346,775 for the year ended June 30, 1997 from $988,876 for the year ended June 30, 1996. As a result of the foregoing, the Company's gross profit margins were 58.5% and 53.5% for the years ended June 30, 1997 and 1996, respectively.
Management believes the increase in gross profit margin resulted largely from the decrease in coin operated pay telephone (copt) bills by converting phone bills to the flat rate program.

     The Company's selling, general and administrative expenses decreased by 42% to $744,442 for the fiscal year ended June 30, 1997 compared to $1,286,296 in the fiscal year ended June 30,
1996. The decrease is due to the change of operations as well as a large decrease in depreciation due to the sale of assets. The Company had a gain on the sale of equipment of $1,860,019, and $3,625 in the fiscal years ended June 30, 1997, and 1996, respectively. The difference was due to the sale of approximately 99% of the fixed assets of the Company.